Issuer Free Writing Prospectus dated July 30, 2025
Filed pursuant to Rule 433
Relating to the Preliminary Prospectus dated July 25, 2025
Registration File No. 333-288549
This free writing prospectus relates to the common stock of Shoulder Innovations, Inc. (the “Company”) and should be read together with the preliminary prospectus dated July 25, 2025 (the “Preliminary Prospectus”) included in Amendment No. 3 to the Registration Statement on Form S-1 (File No. 333-288549) (the “Registration Statement”) related to the offering of such securities. The Preliminary Prospectus may be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1699350/000162828025036019/shoulderinnovation-sx1a3.htm#i59180bdb0f1c4bbb8d8197dc900517b5_526.
References to “Shoulder Innovations,” “the company,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus and relates to certain pricing information.

Common stock offered in this offering	5,000,000 shares

Underwriters’ over-allotment option of common stock	We have granted the underwriters an option for a period of 30 days to purchase up to an additional 750,000 shares of our common stock solely to cover over-allotments.

Initial public offering price	$15.00 per share
USE OF PROCEEDS
We estimate that the net proceeds from this offering will be approximately $64.8 million (or approximately $75.2 million if the underwriters exercise their over-allotment option in full), based on the initial public offering price of $15.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to obtain capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds from this offering as follows:
•approximately $55.0 million to scale up our commercial organization through the hiring of additional sales representatives and expansion of our commercial leadership team, as well as to invest in additional instrument sets to support volume growth and geographic expansion;
•approximately $7.5 million to fund the research and development of continued general innovation in our implant systems; and
•the remainder for working capital and other general corporate purposes.
We may also use a portion of the proceeds to acquire complementary businesses, products, services, or technologies. We periodically evaluate strategic opportunities; however, we have no current understandings or commitments to enter into any such acquisitions or make any such investments.
Based on our current operating plan, we believe that the estimated net proceeds from this offering, together with the expected cash generated from the sale of our systems, our existing cash, cash equivalents and marketable securities and amounts under our Trinity Loan Agreement and proceeds from the 2025 Convertible Notes, will be sufficient to fund our planned operating expenses and capital expenditure requirements for at least the next 12 months.
This expected use of the net proceeds from this offering represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. We cannot predict with certainty all of the particular uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. Accordingly, our management will have broad discretion in applying the net proceeds from this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business. Pending their use, we intend to invest the net proceeds from this offering in a variety of capital-preservation investments, including government securities and money market funds.
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Shoulder Innovations, Inc. has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and the other documents the Company has filed with the SEC for more complete information about the Company and the offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it by contacting: Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, or by email at prospectus@morganstanley.com; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, by telephone at (866) 471-2526, or by email at Prospectus-ny@ny.email.gs.com; or Piper Sandler & Co., Attention: Prospectus Department, 350 North 5th Street, Suite 1300, Minneapolis, MN 55401, by email at prospectus@psc.com, or by telephone at (800) 747-3924.